As filed with the Securities and Exchange Commission on October 13, 2000.
                                                  Registration No. 333-44686
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------
                                AMENDMENT NO. 1 TO
                        FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                ----------------
                     PACIFIC AEROSPACE & ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)

                               -----------------

                  WASHINGTON                   91-1744587
        (State or other jurisdiction        (I.R.S. Employer
      of incorporation or organization)     Identification No.)

                       430 Olds Station Road, Third Floor
                              Wenatchee, WA 98801
                           (509) 667-9600 (telephone)
                           (509) 667-9696 (facsimile)
       (Address, including zip code, and telephone and facsimile numbers, including area code, of registrant's principal executive offices)

                               -----------------

                                Donald A. Wright
                       430 Olds Station Road, Third Floor
                              Wenatchee, WA 98801
                           (509) 667-9600 (telephone)
                           (509) 667-9696 (facsimile)
                    (Name, address, including zip code, and
  telephone and facsimile numbers, including area code, of agent for service)

                                     Copy to:
                             L. John Stevenson, Jr.
                                Stoel Rives LLP
                          One Union Square, 36th Floor
                             600 University Street
                             Seattle, WA 98101-3197
                           (206) 624-0900 (telephone)
                           (206) 386-7500 (facsimile)

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effectiveness of this registration statement.

If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.
[_]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with a dividend or interest reinvestment plan, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


________________________________________________________________________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until either (1) the registrant files an amendment specifically stating that this registration statement shall become effective under section 8(a) of the Securities Act of 1933, as amended; or (2) until the date that the Securities and Exchange Commission declares this registration statement to be effective.
________________________________________________________________________________

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Resale Prospectus

Subject to Completion, dated October 13, 2000

[LOGO OF PACIFIC AEROSPACE & ELECTRONICS, INC.]

                      4,422,010 Shares of Common Stock

Pacific Aerospace & Electronics, Inc.            Pacific Aerospace is an international engineering and
430 Olds Station Road, third floor               manufacturing company with operations in the United States and
Wenatchee, Washington 98801                      the United Kingdom.  We design, manufacture and sell components
(509) 667-9600                                   and subassemblies used in technically demanding environments.
                                                 Products that we produce primarily for the aerospace and
                                                 transportation industries include machined, cast, and formed metal parts and subassemblies, using aluminum, titanium,
                                                 magnesium, and other metals.  Products that we produce
                                                 primarily for the defense, electronics, telecommunications and medical industries include components such as hermetically sealed electrical connectors and instrument packages, and
                                                 ceramic capacitors, filters and feedthroughs.  Our customers include global leaders in all of these industries.



Selling Shareholders:                            These shares of common stock are being offered and sold from
See Page 19 for the Names of the Selling         time to time by three of our current shareholders or warrant
 Shareholders.                                   holders.  Two selling shareholders are offering a total of
                                                 1,142,860 shares of common stock that they purchased from us in a private placement, and three selling shareholders are
                                                 offering up to 3,279,150 shares of common stock that they may receive upon exercise of warrants that they hold.  We will not receive any of the proceeds from sale of these shares.

Closing Sale Price of Common Stock:              The selling shareholders may offer the shares to the public for
$0.75 per Share on October 10, 2000              prices computed as follows:
                                                 .  Fixed prices,
                                                 .  Prevailing market prices,
Trading Market and Symbol:  Nasdaq National      .  Formula prices relating to prevailing market prices, or
 Market System -- PCTH.                          .  Negotiated prices.

 Potential investors should consider the risk factors starting on page 3 before purchasing the shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the shares, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              _________  __, 2000

                               TABLE OF CONTENTS


Section                                                            Page
-------                                                            ----
Risk Factors....................................................     3
Information Incorporated by Reference...........................    14
Available Information...........................................    15
Selling Shareholders............................................    16
Plan of Distribution............................................    20
Experts.........................................................    21
Legal Matters...................................................    21

                            ______________________


Prospective investors may rely only on information contained in this prospectus or incorporated into it by reference. Neither Pacific Aerospace & Electronics, Inc. nor the selling shareholders have authorized any person to provide prospective investors with any information other than that contained in this prospectus.

                            ______________________

                                  RISK FACTORS
________________________________________________________________________________
An investment in shares of our common stock involves risks. You should carefully consider all of the information set forth in this prospectus. In particular, you should evaluate the following risk factors before making an investment in the shares of our common stock. If any of the following circumstances actually occur, our business, financial condition and results of operations could be materially and adversely affected. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment.

Some of these risk factors contain forward-looking statements. These forward-looking statements are not guarantees of our future performance. They are subject to risks and uncertainties related to business operations, some of which are beyond our control. Any of these risks or uncertainties may cause actual results or future circumstances to differ materially from the forward-looking statements set forth in this section.
________________________________________________________________________________

We have reported net losses for recent periods, and we may continue to incur net losses, which could jeopardize our operations and decrease our stock value.

We reported a net loss of $12,869,000 for our fiscal year ended May 31, 1999, a net loss of $13,049,000 for our fiscal year ended May 31, 2000 and a net loss of $2,252,000 for the quarter ended August 31, 2000. We can offer no assurance that we will achieve profitable operations or that any profitable operations will be sustained. Our ability to achieve a profitable level of operations in the future will depend on many factors, including our ability to reduce the level of our debt, to assimilate our recent and potential future acquisitions, and to finance production. Future profitability will also depend on our ability to develop new products, the degree of market acceptance of our existing and new products, and the level of competition in the markets in which we operate. If we continue to incur net losses, our cash flow position could be further damaged, our operations could be jeopardized, and our stock price could decrease.

Our inability to generate cash if and when needed could severely impact our ability to continue as a going concern.

Our consolidated financial statements have been prepared assuming that we will continue as a going concern. However, our independent auditors in their most recent report stated that Pacific Aerospace has suffered recurring losses from operations which raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. If we are not sufficiently successful in generating cash from operating activities, we may need to sell additional common stock or other securities, or we may need to sell assets outside the ordinary course of business. If we need to dispose of assets outside of the ordinary course of business to generate cash, we may not be able to realize the carrying values of those assets upon liquidation. If we are unable to generate the necessary cash, we could be unable to continue operations.

If we do not raise additional cash, we may not be able to fund our operations.

Our existing cash and credit facilities may not be sufficient to meet our obligations as they become due during fiscal 2001. Consequently, we expect that we will need to obtain additional cash during fiscal 2001. Our actual cash needs will depend primarily on the amount of cash generated from or used by operations. We cannot predict accurately the amount or timing of our future cash needs. If we cannot obtain additional cash if and when needed, we may be unable to fund our operations and pay all obligations as they become due or at all.

If we are unable to renew our lines of credit or obtain new lines of credit, we may be unable to fund our operations.

Our U.S. operating lines of credit expired on September 5, 2000, and have been extended through November 5, 2000. Our senior lender in the U.S. is currently evaluating whether and upon what terms it will renew our credit lines. Our line of credit in the U.K. expires in November 2000. We expect to request renewal of that line. We can offer no assurance that our existing credit facilities will be renewed or that they will remain available on acceptable terms or at all. If we are unable to renew our credit lines, we may not have enough cash to fund our operations.

We have significant debt that adversely affects our financial condition.

At May 31, 2000, our total long-term debt was approximately $69.2 million, or approximately 48% of our total assets. We have a 1.9 to 1 debt-to-equity ratio. We incurred substantial debt and payment obligations to finance the acquisition of Aeromet International PLC in 1998. This debt currently constitutes $63.7 million of our long-term debt and bears interest at 11.25% per year. Our debt could make us unable to obtain additional financing in the future. It could also divert a significant portion of our cash flow to principal and interest payments and away from operations and necessary capital expenditures. Our debt has significantly increased our interest expense and decreased our net income, and we expect the interest expense to continue to decrease our net income for the foreseeable future. Our debt also puts us at a competitive disadvantage in relation to competitors with less debt and limits our flexibility to adjust to downturns in our business or market conditions.

If we do not perform well in the future, we might not be able to pay our debt.

Our future financial and operating performance will determine our ability to pay our debt. We might not have sufficient cash flow to make our debt payments when scheduled, or at all. If we do not maintain sufficient cash flow to make our debt payments, we could be forced to reduce or delay capital expenditures, which could impede our growth. We might also have to dispose of material assets or operations, potentially at a loss. If we were unable to pay our debt, we might need to restructure or refinance our debt at potentially higher rates of interest. Alternatively, we might need to seek additional equity capital, which would dilute the value of the shares held by our existing shareholders. We may not be able to do any of these things, or we may not be able to do them on satisfactory terms. If we failed to make our debt payments, the lenders would be able to declare all amounts we owe to be immediately due and payable. If this were to occur, we would likely not have funds available to us to pay off the debt. In addition, if we could not repay our secured debt, secured lenders could proceed against any collateral securing that debt. The collateral for our secured debt consists of substantially all of our assets, including receivables, inventories, real property, personal property, and intangible assets.

We must comply with a number of significant debt covenants that limit our flexibility.

The agreements that govern our debt, particularly the indenture that governs our 11 1/4% senior subordinated notes, restrict a number of our activities. Unless we obtain consent from our lenders, we cannot dispose of or create liens on assets or create additional indebtedness. We are not permitted to pay dividends to shareholders or repurchase stock. Our debt covenants restrict our ability to acquire new businesses or make investments or loans to others. We are also subject to covenants that limit our ability to make capital expenditures, change the business we conduct, or engage in transactions with related parties. In addition, if there is a change of control of our company, we may be required to repay our debt early. If we breach any of these covenants, the lenders may be able to declare all amounts we owe to be immediately due and payable. If this were to occur, we would likely not have funds available to us to pay off the debt.

We may not be successful if we fail to manage our rapid growth.

We have experienced rapid growth from both operations and acquisitions. This growth has placed and will continue to place significant demands on our managerial, administrative, financial and operational resources. For example, both our total number of employees and the number of our operating sites nearly doubled as a result of acquiring our European Aerospace Group, which was formed when we acquired Aeromet in July 1998. The size of our European Aerospace Group has caused and will continue to cause it to have a significant impact on our future financial results. As we grow and our business operations become more complex, we will need to be increasingly diligent in our business decisions to comply with regulatory and accounting requirements. To manage our growth effectively, we must continue to improve our operational, accounting, financial and other management processes and systems. Our U.S. operating divisions have had different accounting systems, which we have integrated or are in the process of integrating. We must also continue to attract and retain highly skilled management and technical personnel. If we do not effectively manage these aspects of our growth, we may not succeed.

Our past and possible future acquisition strategy could negatively impact our performance.

We have historically pursued an aggressive acquisition strategy. Although we are currently focusing substantially all of our attention on existing operations and on internal growth, we expect that in the future we may evaluate and pursue potential strategic acquisitions. We have incurred substantial losses as a result of some of our acquisitions and investments, including approximately $4.6 million in fiscal 2000 and approximately $12.7 million in fiscal 1999. We need to better manage our acquisition strategy. This includes accurately assessing the value, strengths and weaknesses of acquisition candidates, as well as successfully implementing necessary changes at newly acquired subsidiaries. In the past, our aggressive acquisition strategy has diverted management attention from our operations, increased borrowings, disrupted product development cycles and diluted earnings per share. If we do not successfully manage future acquisitions, if any, our financial performance could continue to be negatively impacted by acquisitions.

We have experienced asset impairment and may experience additional asset impairment in the future.

We review long-lived assets and identifiable intangibles for potential impairment of value whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. During the fourth quarter of fiscal 2000, due to continuing losses and continued weakness in our business related to changes in the commercial aerospace and transportation industries, our evaluation resulted in the realization of a $4.6 million impairment of goodwill and a $600,000 property impairment related to our U.S. Aerospace Group. We will continue to evaluate the Company's assets, especially in our aerospace groups, on a quarterly basis until such time as our divisions become consistently profitable. Our future evaluations could result in additional impairment charges for goodwill and for property and equipment.

Our European Aerospace Group has had and will continue to have a significant impact on our business.

The acquisition of our European Aerospace Group in 1998 doubled the size of our company. Approximately 50% of our assets and approximately 50% of our revenues are associated with our operations in the United Kingdom. It is more difficult for us to manage a business in the United Kingdom than our other businesses, which are located in Washington State. The reasons for the increased difficulty include differences in time, distance, business practices and cultural variations. Our ownership of a business in Europe also subjects us to regulatory, tax, and trade restrictions that we did not previously face. If we are unable to effectively manage our European Aerospace Group, we may not be successful.

Changes in foreign currency exchange rates could negatively affect our financial position.

Because of our European Aerospace Group, we may decide to engage in hedging transactions to protect against losses caused by changes in the exchange rate between the U.S. dollar and the British pound sterling. However, we have not engaged in hedging transactions to date. Since approximately 50% of the Company transactions are conducted in foreign currency, the exchange rate risk could be material. Even if we were to engage in hedging transactions, they may not completely offset any such losses. Our European Aerospace Group has a few contracts that are in European currencies other than British pounds sterling, or in U.S. dollars.

We believe that the conversion of European currencies to the Euro will not have a material adverse effect on the European Aerospace Group's business or financial condition.

We depend on some significant customers, and our revenues will decline significantly if we cannot keep or replace these customers.

Our top ten customers in terms of revenues during fiscal 2000 together accounted for approximately 46% of our revenues for that year, and no other customer accounted for more than 2% of our revenues. Only the top four customers individually accounted for 5% or more of our revenues, with The Boeing Company at approximately 10%, Rolls-Royce plc at approximately 7%, PACCAR, Inc. at approximately 6%, and Aeronautical Macchi Manufacturing Corporation (Aermacchi) at approximately 5%. We produce machined and cast metal aircraft components for Boeing, Rolls-Royce and Aermacchi, and cast metal heavy trucking components for PACCAR. Because of the relatively small number of customers for most of our products, our largest customers can influence product pricing and other terms of trade. If we were to lose any of our largest customers, or if they reduced or canceled orders, our business and financial performance could be harmed.

We operate in industries that are subject to cyclical downturns that could adversely affect our revenues.

We operate in historically cyclical industries. The aerospace, defense and transportation industries are sensitive to general economic conditions, and past recessions have adversely affected these industries. In past years, a number of factors have adversely affected the aerospace industry, including increased fuel and labor costs, and intense price competition. Recently, the commercial aircraft industry experienced a downturn in the rate of its growth due to changing economic conditions and as a result of the ongoing financial crisis in Asia, which caused reductions in production rates for some commercial airline programs. The major aircraft manufacturers responded, in part, by significantly decreasing their inventory levels. Although very recently the aerospace industry seems to have been experiencing better results, we have not yet benefited from the improvements. Additional cancellations or delays in aircraft orders from customers of Boeing or Airbus could reduce demand for our products and could have a material adverse effect on our business and financial performance. Cyclical factors and general economic conditions could lead to a downturn in demand for our core products and decrease our revenues.

We may fail to retain our key management and technical personnel, which could negatively affect our business.

We believe that our ability to successfully implement our business strategy and to operate profitably depends significantly on the continued employment of our senior management team, led by our president, Donald A. Wright, and our ability to retain and hire engineers and technical personnel with experience in the aerospace and electronics industries. We have key man life insurance policies on the life of Mr. Wright totaling $8 million. We also have an employment agreement with Mr. Wright and several other senior managers. However, our business and financial results could be materially adversely affected if Mr. Wright, other members of the senior management team, or significant engineers or technical personnel become unable or unwilling to continue in their present employment. Our growth and future success will depend in large part on our ability to retain and attract additional board members, senior managers and highly skilled technical personnel with experience in the aerospace and electronics industries. Competition for such individuals is intense, and we may not be successful in attracting and retaining them, which could interfere with our ability to manage our business profitably.

We may not be able to convert all of our backlog into revenue.

We sell the majority of our products through individual purchase orders. Many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor. Historically, we have not experienced a large number of significant order cancellations. However, from time to time, customers cancel orders as a result of a program being cancelled or for other reasons. As of May 31, 2000, we had purchase orders and contractual arrangements evidencing anticipated future deliveries, which we treat as backlog, through fiscal year 2002 of approximately $80 million. We expect to deliver approximately $70 million of this backlog in fiscal year 2001. We may not be able to complete all of that backlog and book it as net sales, if we experience cancellations of pending contracts or terminations or reductions of contracts in progress.

If we do not adapt to technological change and develop new products, we could lose customers and our revenues could decline.

The market for our products in both the aerospace and the electronics industries is characterized by evolving technology and industry standards, changes in customer needs, adaptation of products to customer needs, and new product introductions. Other companies that manufacture components for the aerospace and electronics industries from time to time may announce new products, enhancements, or technologies that have the potential to replace or render our existing products obsolete. Our success will depend on our ability to enhance our current products and develop new products to meet changing customer needs, and achieve market acceptance of those products. We view our proprietary technology and our level of technological development as our primary strengths. Because most of our research and development efforts are funded by customers, it will be essential for us to continue to respond effectively to our customers' needs. We will also need to anticipate or respond to evolving industry standards and other technological changes on a timely and cost-effective basis. If we do not adequately respond to these changes, we could lose customers and our revenues could decline.

Our markets are highly competitive, and our competitors' strengths may prevent us from executing our business strategy.

We have substantial competition in many of the markets that we serve. In the electronics markets, our competitors include Amphenol Corporation, Hermetic Seal Corporation, AVX

Corporation, Spectrum Control, Inc., and Electronics Design and Communications Instruments. In the hot forming market, our primary competitors include Die Barnes Group Inc. and the Carsons division of GKN Westland (North America), the second of which we understand will be closing. In the cold forming market, we compete with companies such as AHF and Pendle. In the U.S. sand casting market, we compete with a number of West Coast and Midwest foundries, including ConMetco in Oregon and North Carolina, Production Pattern in California, Progress Foundry in Minnesota, and Wellman Dynamics in Iowa. We also compete with off-shore foundries, which tend to have lower costs. Our competitors in the European sand casting market include SFU, Stones, Haleys, Hitchcock, and Teledyne. In the investment casting market, our competitors include the Cercast Group, Tital and Tritech. In the precision machining market, we compete with a number of regional machine shops. Many of these competitors have greater financial resources, broader experience, better name recognition and more substantial marketing operations than we have, and they represent substantial long-term competition for us.

Our competitors can make components and products similar to those we make using a number of different manufacturing processes. We believe that our manufacturing processes, proprietary technologies and experience provide significant advantages to our customers. These advantages include high quality, more complete solutions, competitive prices, and physical properties that meet stringent demands. However, competitors can use alternative forms of manufacturing to produce many of the components and products that we make.
These competing products could be of the same or better quality and price as those we produce. We expect our competitors to continue making new developments, and they could develop products that customers view as more effective or more economical than our products. In addition, our competitors may introduce automation processes and robotics systems that could lower their costs of production substantially. If we are not able to compete successfully against current and future competitors, and respond appropriately to changes in industry standards, our business could be seriously harmed.

If we cannot obtain raw materials when needed and at a reasonable cost, we could have difficulty producing cost-effective products and delivering them on time.

Our European Aerospace Group obtains approximately 70% of its titanium from one supplier and is subject to a lead time of approximately 65 weeks in ordering and obtaining titanium. While the European Aerospace Group generally has managed the ordering process to obtain titanium when needed, a labor strike at the supplier negatively affected the group's ability to obtain timely deliveries of titanium during fiscal 1999 and into the 2000 fiscal year. Although the shortage of titanium did not have a material adverse effect on our European Aerospace Group's business or on our overall financial condition, we lost some business due to customers' dual sourcing contracts, and some customer orders that were expected to be delivered in fiscal 1999 were delayed into fiscal 2000 and 2001. The effect of the strike emphasizes the fact that a failure to obtain titanium or other raw materials when we need them, or significant cost increases imposed by suppliers of raw materials such as titanium or aluminum, could damage our business and financial performance. We generally have readily available sources of all raw materials and supplies we need to manufacture our products and, where possible, we maintain alternate sources of supply. However, we do not have fixed price contracts or arrangements for all of the raw materials and other supplies we purchase. We have experienced in the past shortages of, or price increases for, raw materials and supplies, and shortages or price increases may occur again in the future. Future shortages or price fluctuations could have a material adverse effect on our ability to manufacture and sell our products in a timely and cost-effective manner.

We need to protect our intellectual property and proprietary rights, and protection may be costly and not always available.

Significant aspects of our business depend on proprietary processes, know-how and other technology that are not subject to patent protection. We rely on a combination of trade secret, copyright and trademark laws, confidentiality procedures, and other intellectual property protection to protect our proprietary technology. However, our competitors may still develop or utilize technology that is the same as or similar to our proprietary technology.

We have 33 U.S. patents, 8 U.S. patent applications pending (including 2 allowed applications), 3 PCT International patent applications pending, 5 patent applications pending in non-U.S. jurisdictions, and 1 European patent enforceable in the U.K. We can provide no assurance that any of the patent applications will result in issued patents, that existing patents or any future patents will give us any competitive advantages for our products or technology, or that, if challenged, these patents will be held valid and enforceable. Most of our issued patents expire at various times over the next 15 years, with 16 patents expiring over the next four years. These 16 patents relate to products manufactured by our U.S. Electronics Group and constituted approximately 0.9% of our consolidated revenue in fiscal 2000. Although we believe that the manufacturing processes of much of our patented technology are sufficiently complex that competing products made with the same technology are unlikely, our competitors may be able to design competing products using the same or similar technology after these patents have expired.

Despite the precautions we have taken, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Existing intellectual property laws give only limited protection with respect to such actions, and policing violations of these laws is difficult. The laws of other countries in which our products are or may be distributed do not protect products and intellectual property rights to the same extent as do the laws of the United States. We could be required to enter into costly litigation to enforce our intellectual property rights or to defend infringement claims by others. Infringement claims could require us to license the intellectual property rights of third parties, but licenses may not be available on reasonable terms, or at all.

We could be subject to product liability claims and lawsuits for harm caused by our products.

Many of our customers use our products for applications such as aircraft, satellites, heavy trucks and other uses in which failure could have serious consequences. We maintain product liability insurance with a maximum coverage of $2 million. However, this insurance may not be sufficient to cover any claims that may arise. A successful product liability claim in excess of our insurance coverage could have a material adverse effect on our business and financial performance.

We must comply with environmental laws, and any failure to do so could subject us to claims or regulatory action.

Our facilities are subject to regulations concerning solid waste disposal, hazardous materials generation, storage, use and disposal, air emissions, waste water discharge, employee health and other environmental matters. Proper waste disposal and environmental regulation are major considerations for us because a number of the metals, chemicals and other materials used in and resulting from our manufacturing processes are classified as hazardous substances and hazardous wastes. If we do not meet permitting and other requirements of applicable environmental laws, we could be liable for damages and for the costs of remedial actions. We could also be subject to fines or other penalties, including revocation of permits needed to conduct our business. Any permit revocation could require us to cease or limit production at one or more of our facilities, which could damage our business and financial performance. We have an ongoing program of monitoring and addressing environmental matters, and from time to time in the ordinary course of business we are required to address minor issues of noncompliance at our operating sites. From time to time, we identify operations or processes that lack required permits or otherwise are not in full compliance with applicable environmental laws. Although we believe these items have not been material to date, we maintain an environmental compliance team, and our policy is to take steps promptly to remedy any noncompliance. It is our policy to obtain environmental assessment reports in connection with the acquisition of properties at which historical operations could have caused adverse environmental conditions. Except as follows, we obtained environmental reports in connection with the acquisition of our United States and European subsidiaries. We did not obtain an environmental report in connection with the acquisition of Nova-Tech Engineering, Inc., which included the lease of an office building. Except as follows, we are not aware of any contamination on our properties or involving neighboring activities that would be material. We currently lease property in Tacoma, Washington that is located within the Commencement Bay/Nearshore Tideflats Superfund Site. The property owner and certain historic operators at the property are potentially responsible parties for this Superfund site. We have not been named as a liable party for contamination associated with this Superfund site, and we have no reason to believe that we will be so named.

Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violations. As a generator of hazardous materials, we are subject to financial exposure with regard to our properties even if we fully comply with these laws. In addition, we utilize facilities that are located in industrial areas and have lengthy operating histories. As a consequence, it is possible that historical or neighboring activities have affected properties we currently own, and that, as a result, additional environmental issues may arise in the future, the precise nature of which we cannot now predict. Any present or future noncompliance with environmental laws or future discovery of contamination could have a material adverse effect on our results of operations or financial condition.

If we do not comply with federal laws and regulations, we could lose our business from U.S. government contracts and incur penalties.

Certain of our products are manufactured and sold under United States government contracts or subcontracts. As with all companies that provide products or services to the United States government, we are directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Some of these regulations relate specifically to the seller-purchaser relationship with the government, such as the bidding and pricing rules. Under regulations of this type, we must observe pricing restrictions, produce and maintain detailed accounting data, and meet various other requirements. We are also subject to many regulations affecting the conduct of our business generally. For example, in the United States we must adhere to federal acquisition requirements and standards established by the Occupational Safety and Health Act relating to labor practices and occupational safety standards. We are currently updating and implementing written policies and training programs relating to employee health and safety matters at several of our facilities. These actions are being taken to ensure ongoing compliance with applicable laws, and not in response to any violations identified by regulatory agencies. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts, or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds. In addition, some of our customers are in the defense industry, and loss of governmental certification by these customers could cause them to reduce or curtail their purchases from us, which could harm our business.

We might have to issue a significant number of additional shares to the investors in our Summer 2000 private placement, which would result in dilution for our other shareholders.

Under the terms of the adjustable warrants and the vesting warrants issued in our Summer 2000 private placement, we may be required to issue a significant number of additional shares of common stock to the investors in that private placement. Although the total number of shares of common stock issuable upon exercise of the adjustable warrants and the vesting warrants cannot currently be determined, we believe that applicable Nasdaq rules permit us to issue up to 6,621,712 shares of common stock as a result of the offering without shareholder approval. If the number of shares issuable under the terms of the warrants would exceed the number permitted by Nasdaq rules to be issued, we would have the option to either seek shareholder approval to issue the excess shares or to redeem the excess shares. The indenture governing our 11 1/4% senior subordinated notes would not currently permit us to redeem the excess shares.
If we seek shareholder approval to issue additional shares but do not receive the approval, we would have to redeem the shares if we are permitted to do so by the indenture. We would not be subject to additional penalties if, after unsuccessfully using our best efforts to obtain shareholder approval, the indenture prevented us from redeeming additional shares.

The dilution from the adjustable warrants and vesting warrants could decrease the market price of our common stock.

To the extent that shares of common stock become exercisable under the adjustable warrants and the vesting warrants, the market price of our common stock could decrease because of additional shares being sold into the market. A reduced price could allow the warrant holders to exercise the adjustable warrants for additional shares of common stock on subsequent vesting dates, the sale of which could further depress the market price of the common stock and encourage short sales of our common stock. In addition, the possibility of dilution and decreased market price could inhibit our opportunities to obtain additional public or private financing when and if needed or on terms acceptable to us.

Future issuances or resales of a significant number of shares of our common stock could negatively affect the market price of our stock.

Sales of a significant number of shares of common stock in the public market or the prospect of such sales could adversely affect the market price of our common stock. This offering covers the resale by the selling shareholders of up to 4,422,010 shares of common stock. The actual number of shares issuable upon exercise of the warrants described in this prospectus cannot be determined at this time because the adjustment provisions of the adjustable warrants and vesting events under the vesting warrants may permit the issuance of additional shares. The actual number of shares issuable upon exercise of the warrants described in this prospectus could be more or less than the 3,279,150 shares being registered at this time. As of October 2, 2000, we have also reserved 2,295,000 common shares for issuance under our publicly traded warrants, 3,361,448 common shares for issuance under options outstanding under our two stock incentive plans, 86,637 common shares for issuance under options outstanding under our independent director stock plan, and 838,609 common shares for issuance under other warrants. We also have an employee stock purchase plan permitting employees to purchase shares of common stock using payroll deductions. Shares issued upon exercise of our outstanding warrants or options or pursuant to the employee stock purchase plan would be available for resale in the public markets, subject in some cases to volume and other limitations. Any future issuance of a significant number of common shares, or any future resales by the holders of a significant number of common shares, or the prospect of such issuances or resales, could negatively affect the market price of our common stock.

If the minimum bid price for our common stock is less than $1.00 for 30 consecutive trading days, our common stock could be delisted from the Nasdaq National Market System, and it could become more difficult to buy or sell our common stock.

Our common stock is quoted on the Nasdaq National Market System. In order to remain listed on this market, we must meet Nasdaq's listing maintenance standards. The minimum bid price of our common stock has been lower than $1.00 on several occasions recently. If the minimum bid price of our common stock were to remain below $1.00 for 30 consecutive trading days, or if we were unable to continue to meet Nasdaq's standards for any other reason, our common stock could be delisted from the Nasdaq National Market System. If the common stock were delisted, the liquidity for our common stock would be adversely affected. In addition, delisting would trigger the vesting of penalty shares under the vesting warrants held by the selling shareholders, which would result in additional dilution.

                     INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling shareholders have sold all the shares.

     The following documents filed with the SEC are incorporated by reference in this prospectus:

     1. Our annual report on Form 10-K for the year ended May 31, 2000, filed on August 28, 2000, and our amended annual report on Form 10-K/A filed on October 13, 2000;

     2.   Our amended current report on Form 8-K/A filed on July 13, 2000;

     3.   Our current report on Form 8-K filed on August 8, 2000;

     4.   Our definitive proxy statement filed on September 7, 2000;

     5.   Our quarterly report on Form 10-Q filed on October 12, 2000; and

     6. The description of our common stock set forth in our registration statement on Form 8-B as filed with the SEC on February 6, 1997.

You may request free copies of these filings by writing or telephoning us at the following address: Pacific Aerospace & Electronics, Inc., 430 Olds Station Road, Third Floor, Wenatchee, Washington 98801, Attention: Mr. Tom Barrows, Investor Relations, (509) 667-9600.

The information relating to Pacific Aerospace contained in this prospectus is not comprehensive, and you should read it together with the information contained in the incorporated documents.

                             AVAILABLE INFORMATION

This prospectus is part of a registration statement that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with SEC rules.

We file annual, quarterly and special reports and other information with the SEC. You may read and copy the registration statement and any other document that we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance you should refer to the copy of the contract or other document filed as an exhibit to the registration statement.

                             SELLING SHAREHOLDERS

Shares Offered by Selling Shareholders. The selling shareholders are offering up to 4,422,010 shares of common stock pursuant to this prospectus. These shares are related to a private placement that closed on July 27, 2000 and are composed of:

 .  1,142,860 shares of common stock sold by Pacific Aerospace to Strong River
   Investments, Inc. and to Bay Harbor Investments, Inc. on July 27, 2000;

 . up to 385,000 shares of common stock issuable to Strong River and Bay Harbor upon exercise of warrants issued to them on July 27, 2000;

 .  up to 2,815,000 shares of common stock issuable to Strong River and Bay
   Harbor pursuant to additional warrants issued to them on July 27, 2000 if any of the adjustment events described below occur; and

 . up to 79,150 shares of common stock issuable upon exercise of warrants issued on July 27, 2000 to the placement agent that acted on behalf of Pacific Aerospace in the private placement.

The private placement was made pursuant to the exemption from registration contained in Rule 506 of Regulation D under the Securities Act. In the private placement, we agreed with the investors to file the registration statement of which this prospectus is a part to register the shares for resale in the U.S.

We have filed this prospectus and the related registration statement with the SEC to allow the selling shareholders to resell the shares to third parties according to the plan of distribution described in this prospectus. See "Plan of Distribution."

Description of Summer 2000 Private Placement. On July 27, 2000, we issued 1,142,860 shares of common stock and warrants to purchase additional shares to two accredited investors, Strong River Investments, Inc. and Bay Harbor Investments, Inc., for gross proceeds of $2.0 million. We paid a commission to Rochon Capital Group, Ltd. comprised of $80,000 in cash and warrants to purchase 79,150 shares of common stock, at an exercise price of $1.7688 per share, for representing Pacific Aerospace in this transaction. After taking into consideration other expenses related to the transaction, we received net proceeds at closing of $1,886,500, which we used to pay down our U.S. credit line.

We also issued to the investors on July 27, 2000, warrants to purchase an aggregate of 385,000 shares of common stock at an exercise price of $2.01 per share (subject to certain adjustments), through July 27, 2003, and warrants to purchase a currently indeterminate number of shares as described below. Each investor received both adjustable warrants and vesting warrants.

The purpose of the adjustable warrants is to provide a mechanism for resetting the price of the shares of common stock purchased by the investors in the transaction if the market price of our common stock does not achieve and maintain a specific level. Adjustable warrants are exercisable by the investors at an exercise price of $.001 per share for fifteen trading days following each of three vesting dates. The vesting dates begin on the twentieth trading day after the effectiveness of the registration statement and end on the sixtieth trading day after the effectiveness of the registration statement. The adjustable warrants expire fifteen trading days after the third vesting date.

On each vesting date, we will determine with the investors, based on a formula contained in the adjustable warrants, whether the warrants have become exercisable for any warrant shares. Under the formula, the number of shares issuable would depend on the average closing price of our common stock for the five trading days before each vesting date. Specifically, on each vesting date, the investor will be entitled to the number of shares equal to: (i) one-third of the shares purchased by the investor at closing, times (ii) the difference between $1.902 and the average of the lowest five closing prices for our stock during the 20 consecutive trading days preceding the vesting date, all divided by such average. If the average closing price of our common stock is less than $1.91 per share during the applicable period preceding a vesting date, the formula will be applied to determine the number of shares that are issuable to the investors upon exercise of the warrants as of that vesting date. If the average closing price of our common stock is $1.91 or above during the applicable period preceding a vesting date, no shares of common stock will be issuable as of that vesting date. In addition, if the average closing price of our common stock exceeds $2.19 per share for any 20 consecutive trading days, no further vesting will occur and no more shares will become issuable.

The purpose of the vesting warrants is to provide for penalty shares to be issued to the investors if any of several specified events occurs. The events include, among other events, certain acquisitions, mergers or changes of control involving Pacific Aerospace, our failure to deliver certificates to the holders in a timely manner, our material breach under the transaction documents, the delisting of our common stock for ten consecutive days, our failure to obtain an effective registration statement within 180 days after the closing, or our failure to maintain the registration statement effective for the required time period. If any of these events occur, the investors will be entitled to receive the number of shares equal to the product of 30% of $3,500,000 divided by the closing price of our common stock on the trading day preceding the date of the event.

The vesting warrants also provide for penalty shares under a different formula if other events occur. These events include our failure to have the registration statement effective within 60 days after the closing, other events relating to our actions in obtaining and maintaining an effective registration statement, and the delisting of our common stock for ten consecutive days. If any of these events occur, the investors will be entitled to receive the number of shares equal to the product of 3% of $3,500,000 divided by the closing price of our common stock on the trading day preceding the date of the event. Because the registration statement did not become effective within the 60 days after the closing, a portion of the vesting warrants vested and became exercisable. As of September 25, 2000, the investors became entitled to exercise the vesting warrants for up to 101,823 shares of common stock, for an exercise price of $.001 per share. On each monthly anniversary of September 25, 2000, the vesting warrants will vest for additional shares, until the registration statement becomes effective. If the registration statement is not effective 180 days after closing, the penalty shares would accrue under the formula in the preceding paragraph. The vesting warrants expire five business days after the expiration of the adjustable warrants.

The vesting dates and expiration dates contained in the warrants and the numbers of shares issuable upon exercise of the warrants are subject to anti-dilutive adjustments under certain circumstances.

We cannot yet predict how many shares of common stock, if any, may become issuable upon exercise of the adjustable warrants or the vesting warrants. However, the adjustable warrants and the vesting warrants, by their terms, cannot be exercised for a number of shares greater than the number we may issue without shareholder approval under applicable Nasdaq rules. In the event that the number of shares issuable would exceed the number of shares permitted to be issued without shareholder approval under applicable Nasdaq rules, we would be entitled either to redeem the excess shares (if and to the extent permitted by our lenders) or to use our best efforts to obtain shareholder approval for the issuance of the additional shares. The indenture governing our outstanding
11 1/4 % senior subordinated notes would not currently permit us to redeem excess shares.

The transaction documents also provided that upon effectiveness of the registration statement within sixty days after the first closing, a second closing would occur, and the investors would pay an additional $1.5 million and receive 857,140 additional shares of common stock. No additional warrants would be issued at a second closing. The effectiveness of the registration statement within 60 days after the first closing was the only condition to the second closing. This condition was not satisfied, and the investors have decided not to waive the condition. As a result, the second closing will not occur.

Information Regarding the Selling Shareholders. No selling shareholder has held any position or office or has had any other material relationship with Pacific Aerospace or any of its affiliates within the past three years, except that Rochon Capital Group, Ltd. has been engaged through November 16, 2000 to act as placement agent on behalf of Pacific Aerospace.

The following table sets forth information as of October 10, 2000, to the best of our knowledge, regarding the ownership of common stock by the selling shareholders and as adjusted to give effect to the sale of the shares offered by this prospectus.

                                                                                 Ownership After Offering
                                           Shares                                if All Shares Offered by
                                        Beneficially                             this Prospectus are Sold
                                        Owned Prior           Shares Being       ------------------------
Selling Shareholder                     to Offering/(1)/         Offered           Shares         Percent
-------------------                     -----------              -------           ------         -------
                                                                                     0               --
Strong River Investments, Inc.            2,171,430/(2)/       2,171,430/(2)/
                                                                                     0               --
Bay Harbor Investments, Inc.              2,171,430/(3)/       2,171,430/(3)/
                                                                                     0               --
Rochon Capital Group, Ltd.                   79,150/(4)/          79,150/(4)/

___________________

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to warrants that are currently exercisable or convertible or may be exercised or converted within sixty days are deemed to be outstanding and to be beneficially owned by the person holding the warrants for the purpose of computing the number of shares beneficially owned.

(2) Includes: 571,430 shares of common stock issued to Strong River Investments, Inc. on July 27, 2000; and up to 1,600,000 shares of common stock issuable to Strong River Investments, Inc. upon exercise of warrants issued on July 27, 2000.

(3) Includes: 571,430 shares of common stock issued to Bay Harbor Investments, Inc. on July 27, 2000; and up to 1,600,000 shares of common stock issuable to Bay Harbor Investments, Inc. upon exercise of warrants issued on July 27, 2000.

(4) Represents shares of common stock issuable upon exercise of warrants issued to Rochon Capital Group, Ltd. on July 27, 2000.

                             PLAN OF DISTRIBUTION

The selling shareholders and any of their future pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

 .    ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

     transactions in which the broker-dealer will attempt to sell 10,000 or more shares as agent but may then purchase and resell a portion of the shares as principal to facilitate the transaction;

 .    purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

 .    privately negotiated transactions;

 .    broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

 .    a combination of any such methods of sale; and

 .    any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Rule 144 would be available to the selling shareholders after they have had a holding period of one year for the securities.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Pacific Aerospace is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling shareholders. Pacific Aerospace has agreed to indemnify the selling shareholders against specified losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                    EXPERTS

The consolidated financial statements of Pacific Aerospace & Electronics, Inc. as of May 31, 1999 and 2000 and for each of the fiscal years in the three-year period ended May 31, 2000 have been incorporated by reference in this prospectus and in the registration statement of which this prospectus is a part in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and therein, and upon the authority of that firm as experts in accounting and auditing. The report of KPMG LLP contained in our annual report on Form 10-K/A for the year ended May 31, 2000, contains an explanatory paragraph that states that Pacific Aerospace's recurring losses from operations raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                 LEGAL MATTERS

The validity of the issuance of the shares offered by this prospectus has been passed upon for Pacific Aerospace by Stoel Rives LLP of Seattle, Washington.

This prospectus does not constitute an                PACIFIC AEROSPACE &
offer to sell or a solicitation of an                  ELECTRONICS, INC.
offer to buy the shares:

   .  in any jurisdiction in which such
      offer to sell or solicitation is                 4,422,010 Shares
      not unauthorized;
                                                              of
   .  in any jurisdiction in which the
      person making such offer or                        Common Stock
      solicitation is not qualified to do
      so; or

   .  to any person to whom it is
      unlawful to make such offer or
      solicitation.
                                                      __________________

                                                          PROSPECTUS
                                                      __________________


                                                         ______  __, 2000

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Distribution.
          ------------------------------

The following table sets forth the expenses incurred in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee and the Nasdaq listing fee.

          SEC registration fee.......................................       $ 2,049
          Nasdaq National Market listing fee.........................        17,500
          Legal fees and expenses....................................        25,000
          Accounting fees and expenses...............................        15,000
          Miscellaneous..............................................           451
          Total......................................................       $60,000

Item 15.  Indemnification of Officers and Directors.
          -----------------------------------------

Article 8 of the Company's Articles of Incorporation authorizes the Company to indemnify its directors to the fullest extent permitted by the Washington Business Corporation Act through the adoption of bylaws, approval of agreements, or by any other manner approved by the Board of Directors. Such indemnification would be available except for acts or omissions as a director finally adjudged to be intentional misconduct or a knowing violation of law, a vote or consent to an illegal distribution, or any transaction from which the director personally received a benefit in money, property or services to which the director was not legally entitled.

In accordance with such authorization, Section 10 of the Company's Bylaws (the "Bylaws") requires indemnification, to the fullest extent permitted by applicable law, of any person who is or has served as a director or officer of the Company, as well as any person who, while serving as a director or officer of the Company, served at the request of the Company as a director, officer, employee or agent of another entity, against expenses reasonably incurred because such person was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether formal or informal, civil, criminal, administrative or investigative.

Notwithstanding these indemnification obligations, Section 10 of the Bylaws states that no indemnification will be provided (a) to the extent that such indemnification would be prohibited by the Washington Business Corporation Act or other applicable law as then in effect, or (b) except with respect to proceedings seeking to enforce rights to indemnification, to any director or officer seeking indemnification in connection with a proceeding initiated by such person unless such proceeding was authorized by the Board of Directors.

Section 10 of the Bylaws also provides that expenses incurred in defending any proceeding in advance of its final disposition shall be advanced by the Company to the director or officer upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by the Company, except where the Board of Directors adopts a resolution expressly disapproving such advancement. Section 10 of the Bylaws also authorizes the Board to indemnify and advance expenses to employees and agents of the Company on the same terms and with the same scope and effect as the provisions thereof with respect to the indemnification and advancement of expenses to directors and officers.

Item 16.  Exhibits.
          --------

  Exhibit
  Number       Description

    2.1 Securities Purchase Agreement among Pacific Aerospace & Electronics, Inc., Strong River Investments, Inc., and Bay Harbor Investments, Inc., dated as of July 27, 2000./(2)/
    4.1        Articles of Incorporation of Pacific Aerospace & Electronics,
               Inc./(1)/
    4.3        Bylaws of Pacific Aerospace & Electronics, Inc., as amended./(3)/
    4.4        Form of specimen certificate for Common Stock./(1)/
    4.5 Registration Rights Agreement between Pacific Aerospace & Electronics, Inc., Strong River Investments, Inc., and Bay Harbor Investments, Inc., dated as of July 27, 2000./(2)/
    4.6 Warrant between Pacific Aerospace & Electronics, Inc. and Strong River Investments, Inc., dated as of July 27, 2000./(2)/
    4.7 Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor Investments, Inc., dated as of July 27, 2000./(2)/
    4.8 Warrant between Pacific Aerospace & Electronics, Inc. and Strong River Investments, Inc., dated as of July 27, 2000./(2)/
    4.9 Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor Investments, Inc., dated as of July 27, 2000./(2)/
   4.10 Vesting Warrant between Pacific Aerospace & Electronics, Inc. and Strong River Investments, Inc., dated as of July 27, 2000./(2)/
   4.11 Vesting Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor Investments, Inc., dated as of July 27, 2000./(2)/
   4.12 Placement Agent Warrant between Pacific Aerospace & Electronics, Inc. and Rochon Capital Group, Ltd., dated as of July 27, 2000./(4)/
    5.1        Opinion of Stoel Rives LLP./(6)/
   23.1        Consent of KPMG LLP./(6)/
   23.2        Consent of Stoel Rives LLP (included in Exhibit 5.1).
   24.1        Power of Attorney for officers and certain directors./(5)/
   24.2        Power of Attorney for an additional director./(6)/

_______________________________________________________________________________
/(1)/ Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 1996.

/(2)/ Incorporated by reference to the Company's Current Report on Form 8-K filed on August 8, 2000.
/(3)/ Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending August 31, 2000.
/(4)/ Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ending May 31, 2000.
/(5)/ Filed with the Registration Statement.
/(6)/ Filed with this Amendment.

Item 17.  Undertakings.
          ------------

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                         (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) that, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

                         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
          Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Plan of Distribution" and Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, PACIFIC AEROSPACE & ELECTRONICS, INC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in Wenatchee, Washington, on October 13, 2000.

                                   PACIFIC AEROSPACE & ELECTRONICS, INC.


                                   By:  /s/ Donald A. Wright
                                      ---------------------------------------
                                        Donald A. Wright, President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated on October 13, 2000.

     Signature                                          Title

     /s/ Donald A. Wright                  President, Chief Executive Officer
-----------------------------------        and Director (Principal Executive
     Donald A. Wright                      Officer)


     /s/ Nick A. Gerde*                    Chief Financial Officer, Vice
-----------------------------------        President Finance and Treasurer
     Nick A. Gerde                         (Principal Financial and Accounting
                                           Officer)



     /s/ Werner Hafelfinger*               Director
-----------------------------------
     Werner Hafelfinger

     /s/ Dale L. Rasmussen*                Director
-----------------------------------
     Dale L. Rasmussen

     /s/ William A. Wheeler*               Director
-----------------------------------
     William A. Wheeler

     /s/ Robert M. Stemmler *              Director
-----------------------------------
     Robert M. Stemmler

     /s/ Gene C. Sharratt, Ph.D. *         Director
-----------------------------------
     Gene C. Sharratt, Ph.D.

*By  /s/ Donald A. Wright
-----------------------------------
      Donald A. Wright
     (Attorney in Fact)

                                 EXHIBIT INDEX

Exhibit
Number    Description

  2.1 Securities Purchase Agreement among Pacific Aerospace & Electronics, Inc., Strong River Investments, Inc., and Bay Harbor Investments, Inc., dated as of July 27, 2000./(2)/
  4.1     Articles of Incorporation of Pacific Aerospace & Electronics,
          Inc./(1)/
  4.3     Bylaws of Pacific Aerospace & Electronics, Inc., as amended./(3)/
  4.4     Form of specimen certificate for Common Stock./(1)/
  4.5 Registration Rights Agreement between Pacific Aerospace & Electronics, Inc., Strong River Investments, Inc., and Bay Harbor Investments, Inc., dated as of July 27, 2000./(2)/
  4.6 Warrant between Pacific Aerospace & Electronics, Inc. and Strong River Investments, Inc., dated as of July 27, 2000./(2)/
  4.7 Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor Investments, Inc., dated as of July 27, 2000./(2)/
  4.8 Warrant between Pacific Aerospace & Electronics, Inc. and Strong River Investments, Inc., dated as of July 27, 2000./(2)/
  4.9 Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor Investments, Inc., dated as of July 27, 2000./(2)/
 4.10 Vesting Warrant between Pacific Aerospace & Electronics, Inc. and Strong River Investments, Inc., dated as of July 27, 2000./(2)/
 4.11 Vesting Warrant between Pacific Aerospace & Electronics, Inc. and Bay Harbor Investments, Inc., dated as of July 27, 2000./(2)/
 4.12 Placement Agent Warrant between Pacific Aerospace & Electronics, Inc. and Rochon Capital Group, Ltd., dated as of July 27, 2000./(4)/
  5.1     Opinion of Stoel Rives LLP./(6)/
 23.1     Consent of KPMG LLP./(6)/
 23.2     Consent of Stoel Rives LLP (included in Exhibit 5.1).
 24.1     Power of Attorney for officers and certain directors./(5)/
 24.2     Power of Attorney for an additional director./(6)/

______________________________________________________________________________
/(1)/ Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 1996.
/(2)/ Incorporated by reference to the Company's Current Report on Form 8-K filed on August 8, 2000.
/(3)/ Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ending August 31, 2000.
/(4)/ Incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ending May 31, 2000.
/(5)/ Filed with the Registration Statement.
/(6)/ Filed with this Amendment.